

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 29, 2016

Sam Lawn
Chief Financial Officer
Taomee Holdings Limited
16/F, Building No. A-2
No. 1528 Gumei Road, Xuhui District
Shanghai 200233
People's Republic of China

   Re: **Taomee Holdings Limited**
     Amendment No. 1 to Schedule 13E-3
     Filed February 18, 2016
     File No. 005-86594

Dear Mr. Lawn:

  We have reviewed your amended filing and response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment by amending your filing, by providing the requested information, or advising us when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Exhibit (a)-(1)

Special Factors

Background of the Merger, page 25

1. We note your added disclosure in the third paragraph on page 25 in response to prior comment 10. Please clarify when the discussions with the various private equity firms were ultimately discontinued. To the extent that such discussions were discontinued after Messrs. Wang and Cheng met with representatives of Orient Ruide, explain the reason for and effect of the overlap.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Karen M. Yan, Esq.
       Fenwick & West LLP